Filed by Camden National Corporation Pursuant

to Rule 425 under the Securities Act of 1933

Subject Company: Union Bankshares Company

THE FOLLOWING ARE (1) A JOINT PRESS RELEASE OF CAMDEN NATIONAL CORPORATION AND UNION BANKSHARES COMPANY ANNOUNCING THE ELECTION DEADLINE AND (2) CORRESPONDENCE TO SHAREHOLDERS AND THE ELECTION FORM AND LETTER OF TRANSMITTAL, IN CONNECTION WITH THE PROPOSED MERGER OF UNION BANKSHARES COMPANY WITH AND INTO CAMDEN NATIONAL CORPORATION PURSUANT TO AN AGREEMENT AND PLAN OF MERGER DATED AS OF AUGUST 13, 2007, AS AMENDED, BY AND BETWEEN CAMDEN NATIONAL CORPORATION AND UNION BANKSHARES COMPANY.

Forward-Looking Statements

This report contains statements that may be considered forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements can be identified by the use of the words “believe,” “expect,” “anticipate,” “intend,” “estimate,” “assume,” “will,” “should,” and other expressions which predict or indicate future events or trends and which do not relate to historical matters. Forward-looking statements should not be relied on, because they involve known and unknown risks, uncertainties and other factors, some of which are beyond the control of Camden National Corporation (“Camden”). These risks, uncertainties and other factors may cause the actual results, performance or achievements of Camden to be materially different from the anticipated future results, performance or achievements expressed or implied by the forward-looking statements.

Some of the factors that might cause these differences include the following: (i) failure of the parties to satisfy the closing conditions in the Merger Agreement in a timely manner or at all; (ii) failure of the shareholders of Union Bankshares Company (“Union Bankshares”) to approve the Merger Agreement; (iii) failure to obtain governmental approvals of the Merger, or imposition of adverse regulatory conditions in connection with such approvals; (iv) disruptions in the businesses of the parties as a result of the pendency of the Merger; (v) integration costs following the merger, (vi) changes in general, national or regional economic conditions; (vii) changes in loan default and charge-off rates; (viii) reductions in deposit levels necessitating increased borrowing to fund loans and investments; (ix) changes in interest rates; (x) changes in laws and regulations; (xi) changes in the size and nature of the Camden’s competition; and (xii) changes in the assumptions used in making such forward-looking statements. Other factors could also cause these differences. For more information about these factors please see Camden’s and Union Bankshares’ filings with the SEC, including their Annual Report on Form 10-K on file with the Securities and Exchange Commission (“SEC”). All of these factors should be carefully reviewed, and readers should not place undue reliance on these forward-looking statements. These forward-looking statements were based on information, plans and estimates at the date of this report, and the Company does not promise to update any forward-looking statements to reflect changes in underlying assumptions or factors, new information, future events or other changes.

Additional Information and Where to Find It

In connection with the proposed merger of Union Bankshares with and into Camden, Camden and Union Bankshares have filed relevant materials with the SEC, including the registration statement on Form S-4 containing a proxy statement/prospectus dated October 23, 2007. INVESTORS ARE URGED TO READ THESE MATERIALS BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT CAMDEN NATIONAL, UNION BANKSHARES AND THE MERGER. The proxy statement/prospectus and other relevant materials, and any other documents filed by Camden or Union Bankshares with the SEC, may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, investors may obtain free copies of the documents filed with the SEC by Camden National by directing a written request to Camden National Corporation, Two Elm Street, Camden, Maine 04843, Attention: Suzanne Brightbill, and free copies of the documents filed with the SEC by Union Bankshares by directing a written request to Union Bankshares Company, 66 Main Street, Ellsworth, Maine 04605, Attention: Clerk.

Information about the directors and executive officers of Camden and Union Bankshares and information about any other persons who may be deemed participants in this transaction is included in the proxy statement/prospectus dated October 23, 2007. You can find information about Camden’s directors and executive officers in the proxy statement for Camden’s annual meeting of stockholders filed with the SEC on March 21, 2007. You can find information about Union Bankshares’s directors and executive officers in the proxy statement/prospectus dated October 23, 2007. You can obtain free copies of these documents from the SEC, Camden or Union Bankshares using the contact information above.

Contacts:
Suzanne Brightbill	Terance Fancy
Assistant Vice President, Public Relations Officer	Vice President, Compliance Officer
Camden National Corporation	Union Trust Company
207.230.2120	207.667.4537, ext 243
sbrightbill@camdennational.com	tfancy@uniontrust.com

Participants in Solicitation

Camden, Union Bankshares and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareholders of Union Bankshares in connection with the merger.

Camden National Corporation and Union Bankshares Company Announce Election Deadline in Connection with Proposed Acquisition

CAMDEN, Maine, November 19, 2007: Camden National Corporation (AMEX: CAC) and Union Bankshares Company (OTCBB: UNBH.OB) announced today that December 20, 2007 has been set as the deadline for merger consideration elections in connection with Camden National’s proposed acquisition of Union Bankshares. Materials regarding merger consideration elections were mailed today to Union Bankshares shareholders. Completion of the acquisition is subject to customary closing conditions, as well as the approval of Union Bankshares shareholders at a special meeting of Union Bankshares shareholders scheduled for November 29, 2007, and approval by various regulatory agencies.

Union Bankshares shareholders wishing to make an election regarding the consideration they would like to receive for their Union Bankshares shares must deliver to Computershare Trust Co., Inc., the exchange agent, properly completed Election Forms and Letters of Transmittal, together with their stock certificates, or properly completed notices of guaranteed delivery, by 5:00 P.M. New York City time on Thursday, December 20, 2007, the election deadline. Union Bankshares shareholders may elect cash, shares of Camden National common stock or a combination of the two for their Union Bankshares shares. All elections are subject to adjustment to ensure that 60% of the outstanding shares of Union Bankshares common stock will be converted into the right to receive shares of Camden National common stock, and the remaining shares of Union Bankshares common stock will be converted into the right to receive cash. As a result, a Union Bankshares shareholder may not receive the exact form of consideration elected, and the ability of a Union Bankshares shareholder to receive the form of consideration elected will depend on the elections made by other Union Bankshares shareholders.

Union Bankshares shareholders, who do not properly deliver such documentation to Computershare Trust Co., Inc. at the address specified in the Election Form and Letter of Transmittal prior to the election deadline, will forfeit the right to select the form of consideration they would like to receive. If the acquisition is completed, such non-electing shareholders will be allocated Camden National common stock and/or cash depending on the elections made by other Union Bankshares shareholders.

Union Bankshares shareholders may obtain additional copies of the Election Form and Letter of Transmittal, copies of which were mailed today to Union Bankshares shareholders, by contacting Georgeson Inc., the information agent, at 1-888-651-3212.

Additional Information and Where to Find It

In connection with the proposed merger of Union Bankshares with and into Camden National, Camden National and Union Bankshares have filed relevant materials with the SEC, including the registration statement on Form S-4 containing a proxy statement/prospectus dated October 23, 2007. INVESTORS ARE URGED TO READ THESE MATERIALS BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT CAMDEN NATIONAL, UNION BANKSHARES AND THE MERGER. The proxy statement/prospectus and other relevant materials, and any other documents filed by Camden National or Union Bankshares with the SEC, may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, investors may obtain free copies of the documents filed with the SEC by Camden National by directing a written request to Camden National Corporation, Two Elm Street, Camden, Maine 04843, Attention: Suzanne Brightbill, and free copies of the documents filed with the SEC by Union Bankshares by directing a written request to Union Bankshares Company, 66 Main Street, Ellsworth, Maine 04605, Attention: Clerk.

Information about the directors and executive officers of Camden National and Union Bankshares and information about any other persons who may be deemed participants in this transaction is included in the proxy statement/prospectus dated October 23, 2007. You can find information about Camden National’s directors and executive officers in the proxy statement for Camden National’s annual meeting of stockholders filed with the SEC on March 21, 2007. You can find information about Union Bankshares’s directors and executive officers in the proxy statement/prospectus dated October 23, 2007. You can obtain free copies of these documents from the SEC, Camden National or Union Bankshares using the contact information above.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities.

This press release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements can be identified by the use of the words “believe,” “expect,” “anticipate,” “intend,” “estimate,” “assume,” “will,” “should,” and other expressions which predict or indicate future events or trends and which do not relate to historical matters. Forward-looking statements should not be relied on, because they involve known and unknown risks, uncertainties and other factors, some of which are beyond the control of Camden National and Union Bankshares. These risks, uncertainties and other factors may cause the actual results, performance or achievements of Camden National and Union Bankshares to be materially different from the anticipated future results, performance or achievements expressed or implied by the forward-looking statements.

Some of the factors that might cause these differences include the following: (i) failure of the parties to satisfy the closing conditions in the merger agreement in a timely manner or at all; (ii) failure of the shareholders of Union Bankshares to approve the merger agreement; (iii) failure to obtain governmental approvals of the merger, or imposition of adverse regulatory conditions in connection with such approvals; (iv) disruptions in the businesses of the parties as a result of the pendency of the merger; (v) integration costs following the merger; (vi) changes in general, national or regional economic conditions; (vii) changes in loan default and charge-off rates; (viii) reductions in deposit levels necessitating increased borrowing to fund loans and investments; (ix) changes in interest rates; (x) changes in laws and regulations; (xi) changes in the size and nature of the Camden National’s competition; and (xii) changes in the assumptions used in making such forward-looking statements. Other factors could also cause these differences. For more information about these factors please see Camden National’s and Union Bankshares’ filings with the SEC, including their Annual Report on Form 10-K on file with the SEC. All of these factors should be carefully reviewed, and readers should not place undue reliance on these forward-looking statements.

These forward-looking statements were based on information, plans and estimates at the date of this press release, and Camden National and Union Bankshares do not promise to update any forward-looking statements to reflect changes in underlying assumptions or factors, new information, future events or other changes.

November 19, 2007

Dear Shareholder:

On August 13, 2007, Union Bankshares Company (“Union Bankshares”) entered into an Agreement and Plan of Merger with Camden National Corporation (“Camden”) (the “Merger Agreement”), which provides for the merger of Union Bankshares with and into Camden, with Camden being the surviving corporation (the “Merger”). The proposed Merger will occur following approval of the Merger Agreement by the shareholders of Union Bankshares at a Special Meeting of Shareholders to be held on November 29, 2007 (the “Shareholders’ Meeting”), and the satisfaction or waiver of all other conditions to the Merger, including approval by all requisite regulatory authorities. Please call Georgeson Inc. at (866) 651-3212 if you have not received a copy of the Proxy Statement/Prospectus dated October 23, 2007 related to the Shareholders’ Meeting and the proposed Merger.

If the Merger Agreement is approved and the Merger is subsequently completed, you will have the right:

•	to elect to receive $68.00 per share in cash in exchange for all shares of Union Bankshares common stock that you hold (the “cash consideration”);

•

to elect to receive 1.9106 shares of Camden common stock (the “stock consideration”), plus cash in lieu of any fractional share, in exchange for all shares of Union Bankshares common stock that you hold;

•

to elect to receive the cash consideration with respect to a portion of the shares of Union Bankshares common stock that you hold and the stock consideration for the remaining shares of Union Bankshares common stock that you hold; or

•	to make no election with respect to the consideration to be received in exchange for your shares of Union Bankshares common stock.

Your right to receive the form of merger consideration that you elect for your shares of Union Bankshares common stock is subject to the allocation procedures set forth in the Merger Agreement, which are intended to ensure that 40% of the shares of Union Bankshares common stock outstanding immediately prior to the effective time of the Merger will be converted into the right to receive cash, and 60% of the shares of Union Bankshares common stock will be converted into the right to receive Camden common stock.

In order to elect the form of consideration that you would like to receive in the Merger, the accompanying Election Form and Letter of Transmittal, properly completed, signed and accompanied by ALL of your certificate(s) of Union Bankshares common stock (or a properly completed Notice of Guaranteed Delivery), must be received by Computershare Trust Co., Inc., the Exchange Agent, NO LATER THAN 5:00 P.M., NEW YORK CITY TIME, ON DECEMBER 20, 2007. If your Election Form and Letter of Transmittal and certificate(s) for Union Bankshares common stock are not received by this date and time, you will be deemed to have made no election with respect to your shares of Union Bankshares common stock.

If you have any questions relating to the surrender of your certificate(s) of Union Bankshares common stock please contact Georgeson Inc. at (866) 651-3212. If your certificate(s) have been lost, stolen or destroyed, please call Union Bankshares at 1-800-432-1592.

Sincerely,

Peter A. Blyberg

President and Chief Executive Officer

This communication is not a solicitation of a proxy from any shareholder of Union Bankshares. Camden has filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4, of which the October 23, 2007 Proxy Statement/Prospectus that was mailed to Union Bankshares shareholders is a part. Camden and Union Bankshares may file other relevant documents concerning the Merger. You should read the Proxy Statement/Prospectus, and any other relevant documents filed with the SEC, because they contain or will contain important information about Camden, Union Bankshares and the Merger. Investors may obtain the documents free of charge at the SEC’s website, www.sec.gov. Documents filed with the SEC by Camden are available free of charge by contacting Suzanne Brightbill at (207) 236-8821. Documents filed with the SEC by Union Bankshares are available free of charge by contacting Union Bankshares’ Clerk at (207) 667-2504.

ELECTION FORM AND LETTER OF TRANSMITTAL

IN CONNECTION WITH

THE PROPOSED MERGER OF

UNION BANKSHARES COMPANY

WITH AND INTO

CAMDEN NATIONAL CORPORATION

This Election Form and Letter of Transmittal, together with the certificate(s) representing the related shares of Union Bankshares Company Common Stock (or a properly completed Notice of Guaranteed Delivery), must be received by Computershare Trust Co., Inc. NO LATER THAN 5:00 P.M., NEW YORK CITY TIME, ON DECEMBER 20, 2007. Please read carefully, and complete properly, this Election Form and Letter of Transmittal.

ELECTION FORM AND LETTER OF TRANSMITTAL

To Accompany Certificates Representing Shares of Common Stock of

Union Bankshares Company

This Election Form and Letter of Transmittal is being delivered in connection with the merger of Union Bankshares Company (“Union Bankshares”) with and into Camden National Corporation (“Camden”). If you wish to make an election, you must complete Box B below and the accompanying Letter of Transmittal.

BOX A:	DESCRIPTION OF SHARES SURRENDERED (Please fill in. Attach separate sheet if needed.)

See Instruction C(1) Name(s) and Address(es) of Registered Holder(s)	Certificate No.	Number of Shares	Number of Shares Held in a Dividend Reinvestment Plan

TOTAL SHARES

☐	Please indicate here if your stock certificate(s) have been lost, stolen or destroyed, and contact Union Bankshares at 1-800-432-1592. See Instruction A(5)

PLEASE READ AND FOLLOW THE ATTACHED INSTRUCTIONS WHICH

SET FORTH THE REQUIREMENTS THAT MUST BE COMPLIED WITH IN ORDER TO

MAKE AN EFFECTIVE ELECTION.

BOX B:	ELECTION

The undersigned elects to have his, her or its shares of common stock, par value $12.50 per share, of Union Bankshares Company (“Union Bankshares Common Stock”), represented by the certificate(s) enclosed with this Election Form and Letter of Transmittal or as to which delivery is guaranteed, converted into the right to receive the merger consideration, as indicated below.

Please check only ONE (1) of the following boxes and sign below. If you check more than one box, you will be considered to have made NO ELECTION:

☐	STOCK ELECTION. The undersigned elects to receive a stock payment of 1.9106 shares of common stock, no par value, of Camden (“Camden Common Stock”) for each share of Union Bankshares Common Stock represented by the certificate(s) enclosed with this Election Form and Letter of Transmittal or as to which delivery is guaranteed, plus cash in lieu of any fractional share.

☐	CASH ELECTION. The undersigned elects to receive a cash payment of $68.00 for each share of Union Bankshares Common Stock represented by the certificate(s) enclosed with this Election Form and Letter of Transmittal or as to which delivery is guaranteed.

☐	MIXED ELECTION. The undersigned elects to receive (i) a cash payment of $68.00 per share for a portion of the shares of Union Bankshares Common Stock indicated below and represented by the certificate(s) enclosed with this Election Form and Letter of Transmittal or as to which delivery is guaranteed and (ii) a stock payment of 1.9106 shares of Camden Common Stock, plus cash in lieu of any fractional share, for the remaining shares of Union Bankshares Common Stock represented by the certificate(s) enclosed with this Election Form and Letter of Transmittal or as to which delivery is guaranteed.

•	shares (insert number of shares) of Union Bankshares Common Stock converted into the right to receive the cash consideration; and

•	the remainder of the undersigned’s shares of Union Bankshares Common Stock converted into the right to receive the stock consideration

☐	NO ELECTION. The undersigned makes no election with respect to the consideration to be received in exchange for the shares of Union Bankshares Common Stock represented by the certificate(s) enclosed with this Election Form and Letter of Transmittal or as to which delivery is guaranteed.

It is understood that this election is subject to the terms, conditions and limitations set forth in the Agreement and Plan of Merger, dated as of August 13, 2007, as amended, by and between Camden and Union Bankshares (the “Merger Agreement”), the Proxy Statement/Prospectus dated October 23, 2007 and this Election Form and Letter of Transmittal.

Signature	Signature

Print Name Here	Print Name Here

Date	Date

IMPORTANT: To be effective, this Election Form and Letter of Transmittal, together with the certificate(s) representing the related shares of Union Bankshares Common Stock (or a properly completed Notice of Guaranteed Delivery), must be received by Computershare Trust Co., Inc. (the “Exchange Agent”) NO LATER THAN 5:00 P.M., NEW YORK CITY TIME, ON DECEMBER 20, 2007. Deliveries made to addresses other than the address of the Exchange Agent set forth in Box E will not constitute valid deliveries and the Exchange Agent will have no responsibility for them.

CAMDEN MAY ADJUST AN ELECTION. The election made above will be honored to the extent possible, but because of the requirement that 40% of the total number of shares of Union Bankshares Common Stock outstanding immediately prior to the effective time of the merger will be converted into the right to receive the cash consideration, and 60% of the total number of shares of Union Bankshares Common Stock immediately prior to the effective time of the merger will be converted into the right to receive Camden Common Stock, whether you receive the amount of cash and/or Camden Common Stock that you elect will depend in part on the elections of other Union Bankshares shareholders. Therefore, you may not receive exactly the form of consideration that you elect, and you may instead receive a pro rata amount of cash and Camden Common Stock. Please see the examples set forth in the section of the Proxy Statement/Prospectus dated October 23, 2007, as amended, titled “The Merger Agreement—Allocation Procedures” beginning on page 53.

If you have a preference for receiving either cash or Camden Common Stock or a mixed election for your shares of Union Bankshares Common Stock, you should return this Election Form and Letter of Transmittal indicating your preference. Union Bankshares shareholders who make an election will be accorded priority over those shareholders who make no election in instances where the cash consideration or stock consideration must be re-allocated in order to achieve the required ratio of Union Bankshares shares being converted into the right to receive cash and Camden Common Stock. If you do not make an election, you will be allocated cash and/or Camden Common Stock depending on the elections made by other Union Bankshares shareholders. HOWEVER, EVEN IF YOU DO MAKE AN ELECTION, YOU MIGHT NOT RECEIVE THE MERGER CONSIDERATION THAT YOU ELECTED.

FRACTIONAL SHARE INTERESTS. No fractional shares of Camden Common Stock will be issued in connection with the merger. A holder of Union Bankshares Common Stock who receives Camden Common Stock and is entitled to a fractional share will be paid cash in lieu of such fractional share. Such Union Bankshares holder will be paid an amount of cash (without interest) based on the average last sale price of Camden Common Stock as reported on the American Stock Exchange over the five (5) trading days immediately preceding the effective date of the merger, rounded to the nearest whole cent.

IMPORTANT: YOU MUST FILL OUT BOX B OF THIS ELECTION FORM AND LETTER OF TRANSMITTAL IN ORDER TO PROPERLY COMPLETE YOUR ELECTION.

YOU MUST COMPLETE BOX C BELOW

BOX C:	REQUIRED SIGNATURE(S) OF REGISTERED HOLDER(S) OR AGENT

The undersigned represents that I (we) have full authority to surrender the certificate(s) of Union Bankshares Common Stock for exchange and request that the shares of Camden Common Stock and/or Payment Check be issued in the name and to the address in Box A unless instructions are given in Box G and/or Box H hereof. This signature for Box C must be signed by the registered holder(s) EXACTLY as the name(s) appear(s) on the certificate(s). If signature is by a trustee, executor, administrator, guardian, attorney-in-fact, officer for a corporation or others acting in a fiduciary or representative capacity, please set forth full title. See Instruction C(7)

Registered Holder	Registered Holder

Title, if any	Title, if any
Date: Phone No.:	Date: Phone No.:

YOU MUST COMPLETE BOX D BELOW

BOX D:	SUBSTITUTE FORM W-9

SUBSTITUTE Form W-9 Payor’s Request for Taxpayer Identification Number

Part 1—PLEASE PROVIDE YOUR TAXPAYER IDENTIFICATION NUMBER (“TIN”) IN THE BOX AT THE RIGHT AND CERTIFY BY SIGNING AND DATING BELOW.

Checkappropriate box:

☐ Individual/soleproprietor ☐ Corporation ☐ Partnership

☐   Other➢ _____     ☐  Exempt from backup withholding

Social Security Number OR Employer Identification Number

Please fill in your name and address below. Name Address (number and street) City, State and Zip Code

Part 2 — Certification — Under penalties of perjury, I certify that:

(1)    The number shown on this form is my correct TIN (or I am waiting for a number to be issued to me, please so indicate); and

(2)    I am not subject to backup withholding because (a) I am exempt from back-up withholding, or (b) I have not been notified by the Internal Revenue Service (“IRS”) that I am subject to backup withholding as a result of failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and

(3)    I am a U.S. person (including a U.S. resident alien).

Part 3— Awaiting TIN ☐

Certification Instructions—You must cross out Item (2) in Part 2 above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return. However, if after being notified by the IRS that you were subject to backup withholding, you received another notification from the IRS stating that you are no longer subject to backup withholding, do not cross out item (2).

SIGNATURE DATE

See Instruction C(8) and the accompanying “Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.”

BOX E:	METHOD OF DELIVERY

Mail or deliver this Election Form and Letter of Transmittal, or a facsimile thereof, together with the certificate(s) representing your shares of Union Bankshares Common Stock, to the Exchange Agent at one of the addresses listed below:

BY MAIL: Computershare c/o Corporate Actions P.O. Box 859208 Braintree, MA 02185-9208	BY OVERNIGHT DELIVERY: Computershare c/o Corporate Actions 161 Bay State Drive Braintree, MA 02184

BOX F:	SIGNATURE(S) GUARANTEED (IF APPLICABLE)

To be completed only if required by Instruction C(3).

Unless the certificates are tendered by the registered holder(s) of the Union Bankshares Common Stock, or for the account of a member of a “Signature Guarantee Program” (“STAMP”), Stock Exchange Medallion Program (“SEMP”) or New York Stock Exchange Medallion Signature Program (“MSP”) (an “Eligible Institution”), the signature(s) in Box C must be guaranteed by an Eligible Institution.

Name of Firm

Address of Firm—Please Print

Authorized Signature

SPECIAL PAYMENT AND MAILING INSTRUCTIONS

The stock certificate(s) for shares of Camden Common Stock and/or the check issued as payment for the cash consideration (referred to herein as the “Payment Check”) will be issued in the same name(s) as the certificate(s) surrendered and will be mailed to the address of the registered holder(s) indicated in Box A, unless otherwise indicated in Box G and/or Box H below. If Box G is completed, the signatures in Box C must be guaranteed as set forth in Instruction C(3). (See Box F)

BOX G: SPECIAL ISSUANCE INSTRUCTIONS (IF APPLICABLE) See Instruction C(7)	BOX H: SPECIAL DELIVERY INSTRUCTIONS (IF APPLICABLE) See Instruction C(6)

Complete ONLY if the stock certificate(s) for shares of Camden Common Stock and/or Payment Check are to be issued in a name which differs from the name on the surrendered certificate(s). Issue and/or pay to:

Complete ONLY if the stock certificate(s) for the shares of Camden Common Stock and/or Payment Check are to be mailed to some address other than the address reflected in Box A. Mail to:
Name:	Name:

Address:	Address:

INSTRUCTIONS FOR COMPLETING ELECTION FORM AND LETTER OF TRANSMITTAL

These instructions are for the accompanying Election Form and Letter of Transmittal for the shareholders of Union Bankshares in connection with the merger of Union Bankshares with and into Camden. All elections are subject to Merger Agreement that was furnished to Union Bankshares shareholders as part of a Proxy Statement/Prospectus dated October 23, 2007 (the “Proxy Statement/Prospectus”). The Election Form and Letter of Transmittal should be properly completed, dated, signed and delivered, together with all certificates representing Union Bankshares Common Stock currently held by you (unless a Notice of Guaranteed Delivery is properly completed in accordance with Instruction (A)(3)), to the Exchange Agent at the appropriate address set forth on the front of the Election Form and Letter of Transmittal. Please read and follow the instructions regarding the completion of the Election Form and Letter of Transmittal set forth below. If you have any questions concerning the Election Form and Letter of Transmittal, see Instruction C(10).

A. ELECTION

(1) Election Deadline. In order for an election to be effective, the Exchange Agent must receive a properly completed Election Form and Letter of Transmittal, accompanied by the certificate(s) representing the related shares of Union Bankshares Common Stock held by you, NO LATER THAN 5:00 P.M., NEW YORK CITY TIME, ON DECEMBER 20, 2007 (the “Election Deadline”). Camden and Union Bankshares may, but shall be under no obligation to, extend the Election Deadline; in which case, Camden shall issue a press release announcing such extension. For instructions regarding changes or revocations of your election and the time in which such changes or revocations can be made, see Instruction B(1). You should understand that your election is subject to certain terms and conditions that are set forth in the Election Form and in the Merger Agreement and are described in the Proxy Statement/Prospectus. Copies of the Proxy Statement/Prospectus may be requested from Georgeson Inc. at (866) 651-3212.

(2) Delivery of Stock Certificates. In order to make an effective election, you must correctly complete the Election Form and Letter of Transmittal. The Election Form and Letter of Transmittal should be completed, signed, dated and mailed or delivered to the Exchange Agent by the Election Deadline at the address indicated in Box E of the Election Form and Letter of Transmittal, accompanied by the certificate(s) representing shares of Union Bankshares Common Stock being surrendered in exchange for cash and/or shares of Camden Common Stock or a properly completed Notice of Guaranteed Delivery (See Instruction A(3)). For shares held in book-entry form in the Union Bankshares Dividend Reinvestment Plan, no delivery of certificates is required (See Instruction C(1)). For your convenience in surrendering your certificate(s), a return envelope is enclosed.

YOU MAY CHOOSE ANY METHOD TO DELIVER THE ELECTION FORM AND LETTER OF TRANSMITTAL AND YOUR ACCOMPANYING CERTIFICATE(S). HOWEVER, YOU ASSUME ALL RISK OF NON-DELIVERY. IF YOU CHOOSE TO USE THE MAIL, WE RECOMMEND THAT YOU USE REGISTERED MAIL, RETURN RECEIPT REQUESTED, AND THAT YOU PROPERLY INSURE ALL STOCK CERTIFICATES. DELIVERY OF CERTIFICATES WILL BE DEEMED EFFECTIVE AND RISK OF LOSS WITH RESPECT TO SUCH CERTIFICATES SHALL PASS ONLY WHEN SUCH CERTIFICATES ARE ACTUALLY RECEIVED BY THE EXCHANGE AGENT.

(3) Guaranteed Delivery. Union Bankshares shareholders whose certificates are not immediately available may also make an election by completing the Election Form and Letter of Transmittal and having the Notice of Guaranteed Delivery properly completed and duly executed by a member of a registered national securities exchange or of the National Association of Securities Dealers, Inc. or a commercial bank or trust company having an office or correspondent in the United States (subject to the condition that the stock certificates, the delivery of which is thereby guaranteed, are in fact delivered to the Exchange Agent NO LATER THAN 5:00 P.M., NEW YORK CITY TIME, ON THE THIRD NEW YORK STOCK EXCHANGE TRADING DAY AFTER THE DATE OF EXECUTION OF THE NOTICE OF GUARANTEED DELIVERY (the “Guaranteed Delivery Deadline”)). The Notice of Guaranteed Delivery may be mailed to the Exchange Agent with your Election Form and Letter of Transmittal or may be faxed by the institution completing and executing the Notice of Guaranteed Delivery to the Exchange Agent at (781) 930-4900.

IF THE EXCHANGE AGENT HAS NOT RECEIVED YOUR PROPERLY COMPLETED ELECTION FORM AND LETTER OF TRANSMITTAL, ACCOMPANIED BY YOUR CERTIFICATES OF UNION BANKSHARES COMMON STOCK BY THE ELECTION DEADLINE (UNLESS THE NOTICE OF GUARANTEED DELIVERY HAS BEEN PROPERLY COMPLETED AND SUCH CERTIFICATES ARE RECEIVED BY THE EXCHANGE AGENT BY THE GUARANTEED DELIVERY DEADLINE), YOUR SHARES WILL BE DESIGNATED NO ELECTION SHARES.

(4) Shares as to Which No Election is Made. If a holder of shares of Union Bankshares Common Stock marks the “No Election” box on the Election Form, fails to submit a properly completed Election Form and Letter of Transmittal together with certificates representing his, her or its shares of Union Bankshares Common Stock by the Election Deadline, or as to which delivery of such shares is guaranteed, by the Notice of Guaranteed Delivery Deadline, or revokes a previously submitted Election Form and Letter of Transmittal and fails to submit a properly completed Election Form and Letter of Transmittal together with certificate(s) representing shares of Union Bankshares Common Stock by the Election Deadline or as to which delivery is guaranteed, by the Guaranteed Delivery Deadline, the shares held by such holder (each, a “Non-Electing Shareholder”) shall be designated “No Election” shares and exchanged in accordance with the allocation provisions of the Merger Agreement. In addition, a Union Bankshares shareholder who does not tender an election for all his, her or its shares will be deemed to be a Non-Electing Shareholder with respect to those shares not tendered.

(5) Lost, Stolen or Destroyed Certificates. If some or all of your certificate(s) of Union Bankshares Common Stock have been lost, stolen or destroyed, you should notify Union Bankshares at 1-800-432-1592. You will then be forwarded additional documentation necessary to be completed in order to effectively surrender your lost, stolen or destroyed certificates. You may also visit the Main Office of Union Bankshares at 66 Main Street in Ellsworth, Maine to fill out the required documentation in person. In order to make an effective election with respect to such certificates, you must complete the additional documentation and pay for an indemnity bond in the amount of 1% of the market value of the lost, stolen or destroyed certificates(s). IF YOU HAVE NOT COMPLETED THE ELECTION FORM, COMPLIED WITH THE PROCEDURES FOR REPLACING LOST CERTIFICATES AND PAID FOR THE INDEMNITY BOND PRIOR TO THE ELECTION DEADLINE, YOU WILL BE DEEMED TO HAVE MADE NO ELECTION WITH RESPECT TO SHARES OF UNION BANKSHARES COMMON STOCK REPRESENTED BY THE LOST, STOLEN OR DESTROYED CERTIFICATES.

B. SPECIAL CONDITIONS

(1) Change or Revocation of Election. A holder of shares of Union Bankshares Common Stock who has made an election may at any time prior to the Election Deadline change such election by submitting to the Exchange Agent a revised Election Form and Letter of Transmittal (or a facsimile thereof), properly completed and signed, that is received by the Exchange Agent prior to the Election Deadline.

(2) Nullification of Election. All Election Forms will be void and of no effect if the merger is not consummated and stock certificates submitted with the Election Form and Letter of Transmittal will be promptly returned to the person(s) submitting the same.

(3) Joint Forms of Election. For purposes of this Election Form and Letter of Transmittal and the allocation procedures described under “CAMDEN MAY ADJUST AN ELECTION” on the Election Form and Letter of Transmittal, holders of shares of Union Bankshares Common Stock who join in making a joint election will be considered to be a single holder of such shares. A joint Election Form and Letter of Transmittal may be submitted only by persons submitting certificates registered in different forms of the same name (e.g., “John Smith” on one certificate and “J. Smith” on another) and by persons who may be considered to own each other’s shares by reason of the ownership attribution rules contained in Section 318(a) of the Internal Revenue Code of 1986, as amended. If the Election Form and Letter of Transmittal are submitted as a joint Election Form and Letter of Transmittal, each record holder of shares of Union Bankshares Common Stock covered thereby must properly sign the Election Form and Letter of Transmittal, attaching additional sheets if necessary. The signatures of such holders will be deemed to constitute a certification that the persons submitting a joint Election Form and Letter of Transmittal are eligible to do so.

(4) Forms or Election of Nominees. Any record holder of shares of Union Bankshares Common Stock who is a nominee (such as a broker holding shares in “street name”) may submit one or more Election Forms and Letters of Transmittal, indicating on the form or forms a combination of elections covering up to the aggregate number of shares of Union Bankshares Common Stock owned by such record holder. However, upon the request of Camden, such record holder will be required to certify to the satisfaction of Camden that such record holder holds such shares of Union Bankshares Common Stock as nominee for the beneficial owners of such shares. Each beneficial owner for whom such an Election Form and Letter of Transmittal is so submitted will be treated as a separate shareholder of Union Bankshares for purposes of allocating Camden Common Stock and cash payments to be issued upon consummation of the merger.

C. GENERAL

(1) Listing of Certificates. List the stock certificate number and number of shares represented by each Union Bankshares Common Stock certificate surrendered for exchange in the space provided in Box A of the Election Form and Letter of Transmittal. If applicable, please also indicate the number of shares held in book-entry form in the Union Bankshares Dividend Reinvestment Plan (“DRIP”). You do not need to complete the column “Certificate No.” for book-entry shares held in the DRIP. If the space provided is inadequate, use a separate schedule and attach it to the Election Form and Letter of Transmittal. The total number of shares of Union Bankshares Common Stock surrendered for exchange for cash and/or Camden Common Stock plus any shares held in the DRIP should equal the total number of shares of Union Bankshares Common Stock held of record by the holder as indicated on the books of Union Bankshares. The Exchange Agent may delay the exchange until any difference in the number of shares of Union Bankshares Common Stock surrendered and the number of shares of Union Bankshares Common Stock held of record is resolved.

(2) Signatures. Except as otherwise permitted below, you must sign the Election Form and Letter of Transmittal exactly the way your name appears on the face of your surrendered stock certificate(s). If the shares are owned by two or more persons, each must sign exactly as his, her or its name appears on the face of the surrendered certificate(s).

(3) Signature Guarantee. If any Payment Check(s) and/or certificate(s) for Camden Common Stock is to be issued in a name different from that appearing on the face of the surrendered certificate(s), the certificate(s) must be properly endorsed by the registered holder(s) thereof or accompanied by appropriate stock powers properly executed and the signature(s) to the endorsement on the stock power must be guaranteed by a commercial bank or trust company located in the United States or by a firm of brokers having membership in a national securities exchange and Box F — “SIGNATURE(S) GUARANTEED” — on the Letter of Transmittal must be completed.

(4) Issuance of Payment Check(s) and Certificate(s). The Payment Check(s) and/or certificate(s) for shares of Camden Common Stock will be issued in the name of the registered holder(s) as inscribed on the surrendered certificate(s). However, if the name is incorrect or wrong, it may be corrected by following Instruction C(5) below. If the Payment Check(s) and/or certificate(s) for shares of Camden Common Stock are to be issued in the name of someone other than the registered holder(s) of the surrendered certificate(s), you must follow Instruction C(7) below.

(5) Correction of or Change in Name. For a correction of name or for a change in name which does not involve a change of ownership, please complete Box G — “SPECIAL ISSUANCE INSTRUCTIONS” — on the

Election Form and Letter of Transmittal and proceed as follows: for a change in name by marriage, etc., the Election Form and Letter of Transmittal should be signed, e.g., “Mary Doe, now by marriage Mary Jones,” with the signature guaranteed as described in Instruction C(3) and Box F should be completed. For a correction in name, the Election Form and Letter of Transmittal should be signed, e.g., “James E. Brown, incorrectly inscribed as J.E. Brown,” with the signature guaranteed as described in Instruction C(3) and Box F should be completed.

(6) Special Delivery Instructions. The Payment Check(s) and/or certificate(s) for shares of Camden Common Stock will be mailed to the address of the registered holder(s) as indicated in Box A unless instructions to the contrary are given by completing Box H — “SPECIAL DELIVERY INSTRUCTIONS” — on the Election Form and Letter of Transmittal.

(7) Transfer of Shares and Rights to Receive Proceeds. If any Payment Check(s) and/or any certificate(s) for shares of Camden Common Stock is to be issued to a person other than the registered holder(s) of the Union Bankshares Common Stock surrendered for exchange, then:

•

The certificate(s) representing shares of Union Bankshares Common Stock surrendered for exchange must be endorsed by the registered holder(s) or accompanied by an appropriate stock power, with the signature(s) guaranteed in the usual form by a bank or brokerage firm acceptable to the Exchange Agent as described in Instruction C(3);

•

The signature of trustees, executors, administrators, guardians, officers of corporations, attorneys-in-fact or others acting in a fiduciary or representative capacity must be accompanied by proper evidence of each signer’s authority to act; and

•	Box G — “SPECIAL ISSUANCE INSTRUCTIONS” — on the Election Form and Letter of Transmittal must be completed.

(8) Backup Withholding. Each person surrendering certificate(s) representing shares of Union Bankshares Common Stock to the Exchange Agent is required to provide the Exchange Agent with a correct Taxpayer Identification Number (“TIN”) on Substitute Form W-9, which is provided herein on Box D, and to indicate, if applicable, that such person is not subject to backup withholding. If such person is an individual, the TIN is his or her social security number. If the Exchange Agent is not provided with the correct TIN, such person may be subject to a $50 penalty imposed by the Internal Revenue Service. In addition, failure to provide the information on the form may subject such person to federal income tax withholding on any payment at the then applicable rate. This form may be used to certify that such person is not a United States citizen or resident. If Box G “SPECIAL ISSUANCE INSTRUCTIONS” is completed, the person named in Box G will be considered the person surrendering certificate(s) representing shares of Union Bankshares Common Stock for purposes of backup withholding and such person should complete the Substitute W-9.

Exempt shareholders (including, among others, certain foreign individuals) are not subject to these backup withholding and reporting requirements and should write “Exempt” on the face of the Substitute Form W-9. However, such shareholders should also provide a TIN to avoid erroneous backup withholding.

(9) Notice of Defects; Resolution of Dispute. None of Union Bankshares, Camden or the Exchange Agent will be under any obligation to notify you or anyone else that the Exchange Agent has not received a properly completed Election Form and Letter of Transmittal or that any of such forms are defective in any way.

The Exchange Agent shall have reasonable discretion to determine whether any election, revocation or change of any Election Form and Letter of Transmittal has been properly made and to disregard immaterial defects in any Election Form and Letter of Transmittal, and any good faith decisions of the Exchange Agent regarding such matters shall be binding and conclusive.

(10) Questions and Requests for Information or Assistance. If you have any questions, need assistance to complete the Election Form and Letter of Transmittal or need additional copies of the Election Form and Letter of Transmittal or the Proxy Statement/Prospectus, please contact Georgeson Inc. at (866) 651-3212.

D. DELIVERY OF CERTIFICATES OF CAMDEN COMMON STOCK AND/OR PAYMENT CHECKS

Following the effective time of the merger, the Exchange Agent will make the allocations of cash and Camden Common Stock to be received by holders of Union Bankshares Common Stock or their designees in accordance with the Merger Agreement and the Election Forms and Letters of Transmittal. The Exchange Agent will then issue and mail to you a certificate representing shares of Camden Common Stock and/or a Payment Check for any cash to which you are entitled (and, if applicable, a check for cash in lieu of a fractional share), provided you have delivered the required certificate(s) for your shares of Union Bankshares Common Stock in accordance with the terms of the Election Form and Letter of Transmittal.

If you do not submit an effective Election Form and Letter of Transmittal, within five (5) business days after the completion of the merger, the Exchange Agent will mail to you a Letter of Transmittal and instructions for use in effecting the surrender of the certificate(s) representing shares of Union Bankshares Common Stock in exchange for the merger consideration allocated to you in accordance with the Merger Agreement.

Notice of Guaranteed Delivery

of

Shares of Common Stock of

UNION BANKSHARES COMPANY

Pursuant to the Election Form and Letter of Transmittal

(Not to be Used for Signature Guarantees)

This Notice of Guaranteed Delivery, or one substantially equivalent to this form, must be used to guarantee delivery of shares of common stock of Union Bankshares Company (“Union Bankshares Common Stock”) pursuant to Instruction A(3) of the related Election Form and Letter of Transmittal, if (i) certificates for Union Bankshares Common Stock are not immediately available, (ii) certificates for Union Bankshares Common Stock cannot be delivered to Computershare Trust Co., Inc. (the “Exchange Agent”) on or prior to the election deadline, which is 5:00 p.m., New York City time, on December 20, 2007 (the “Election Deadline”) or (iii) the procedures for delivery by book-entry transfer cannot be completed on a timely basis.

This Notice of Guaranteed Delivery, properly completed and duly executed, may be delivered by hand, overnight courier or mail, or transmitted by facsimile transmission, to the Exchange Agent.

The Exchange Agent: Computershare Trust Co., Inc.

By Mail: Computershare Trust Co., Inc. c/o Corporate Actions P.O. Box 859208 Braintree, MA 02185-9208	By Overnight Courier: Computershare Trust Co., Inc. c/o Corporate Actions 161 Bay State Drive Braintree, MA 02184	By Facsimile Transmission: (For Eligible Institutions Only) (781) 930-4942 For Confirmation Only Telephone: (781) 930-4900

DELIVERY OF THIS NOTICE OF GUARANTEED DELIVERY OTHER THAN AS SET FORTH ABOVE WILL NOT CONSTITUTE A VALID DELIVERY.

THIS NOTICE OF GUARANTEED DELIVERY IS NOT TO BE USED TO GUARANTEE SIGNATURES. IF A SIGNATURE ON AN ELECTION FORM AND LETTER OF TRANSMITTAL IS REQUIRED TO BE GUARANTEED BY AN “ELIGIBLE INSTITUTION” UNDER THE INSTRUCTIONS THERETO, SUCH SIGNATURE GUARANTEE MUST APPEAR IN THE APPLICABLE SPACE PROVIDED IN THE SIGNATURE BOX ON THE ELECTION FORM AND LETTER OF TRANSMITTAL.

Ladies and Gentlemen:

The undersigned hereby surrenders to the Exchange Agent, upon the terms and subject to the conditions set forth in the Election Form and Letter of Transmittal and related instructions, receipt of which is hereby acknowledged, the number of shares of Union Bankshares Common Stock specified below pursuant to the guaranteed delivery procedure set forth below.

Certificate No.(s) (if available):

No. of shares:

If shares will be delivered by book-entry transfer, provide the following information:

The Depositary Trust Company

DTC Account Number:

Date:

All authority herein conferred or agreed to be conferred shall survive the death or incapacity of the undersigned and every obligation of the undersigned hereunder shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

2

PLEASE SIGN AND COMPLETE

X
X
	Signature(s) of Owner(s) or Authorized Signatory	Date

Area Code and Telephone Number:

Must be signed by the owner(s) of the Union Bankshares Common Stock as their name(s) appear(s) on certificates for Union Bankshares Common Stock, or by person(s) authorized to become registered owner(s) by endorsement and documents transmitted with this Notice of Guaranteed Delivery. If signature is by a trustee, executor, administrator, guardian, attorney-in-fact, officer or other person acting in a fiduciary or representative capacity, such person must set forth his or her full title below and, unless waived by the Exchange Agent, provide proper evidence satisfactory to the Exchange Agent of such person’s authority to so act.

Please print name(s) and address(es)

Name(s):

Capacity:

Address(es):

3

GUARANTEED DELIVERY PROCEDURE

In order for an election to be effective, the Exchange Agent must receive a properly completed Election Form and Letter of Transmittal, accompanied by stock certificates representing Union Bankshares Common Stock currently held by you (or a proper guarantee of delivery, as described below), no later than 5:00 p.m., New York City time, on December 20, 2007. Persons whose share certificates are not immediately available also may make an election by completing the Election Form and Letter of Transmittal and submitting it to the Exchange Agent by the Election Deadline, and by having this Notice of Guaranteed Delivery properly completed and duly executed by a member of a registered national securities exchange or of the National Association of Securities Dealers, Inc. or a commercial bank or trust company having an office or correspondent in the United States (subject to the condition that the stock certificates, the delivery of which is hereby guaranteed, are in fact delivered to the Exchange Agent no later than 5:00 p.m., New York City time, on the third American Stock Exchange trading day after the date of execution of the Notice of Guaranteed Delivery (the “Guaranteed Delivery Deadline”)).

If the Exchange Agent does not receive a properly completed Election Form and Letter of Transmittal accompanied by all share certificates by the Election Deadline (unless an Election Form and Letter of Transmittal and a Notice of Guaranteed Delivery have been properly completed and delivered by the Election Deadline and the certificates are received by the Exchange Agent by the Guaranteed Delivery Deadline), you will be deemed to have made no election and the type of merger consideration to be received by you will be determined in accordance with the Agreement and Plan of Merger, dated as of August13, 2007, as amended, by and between Camden National Corporation and Union Bankshares Company.

4

GUARANTEE OF DELIVERY

(Not to be used for signature guarantees)

The undersigned, a bank, broker, dealer, credit union, savings association or other entity which is a member in good standing of the Securities Transfer Agents Medallion Program or a bank, broker, dealer, credit union, savings association or other entity identified in Rule 17Ad-15 under the Securities Exchange Act of 1934, as amended, as an “eligible guarantor institution” (each of the foregoing being referred to as an “Eligible Institution”), hereby guarantees to deliver to the Exchange Agent, at one of its addresses set forth above, either the shares surrendered hereby, in proper form for transfer, or confirmation of the book-entry transfer of such shares to the Exchange Agent’s account at The Depositary Trust Company (“DTC”), pursuant to the procedures for book-entry transfer set forth in this Notice of Guaranteed Delivery, in either case together with one or more properly completed and duly executed Election Form(s) and Letter(s) of Transmittal (or facsimile thereof) and any other required documents within three American Stock Exchange trading days after the date of execution of this Notice of Guaranteed Delivery.

The undersigned acknowledges that it must deliver the Election Form(s) and Letter(s) of Transmittal (or facsimile thereof) and the certificates representing the Union Bankshares Common Stock surrendered hereby to the Exchange Agent within the time period set forth above and that failure to do so could result in a financial loss to the undersigned.

Name of Firm		Authorized Signature

Name:
Address		(Please Print)

Title:
(Include Zip Code)

Area Code and Telephone Number:	Date:

NOTE: DO NOT SEND CERTIFICATES FOR UNION BANKSHARES COMMON STOCK WITH THIS FORM. CERTIFICATES FOR UNION BANKSHARES COMMON STOCK SHOULD BE SENT ONLY WITH YOUR ELECTION FORM AND LETTER OF TRANSMITTAL.

5

ELECTION FORM AND LETTER OF TRANSMITTAL

FREQUENTLY ASKED QUESTIONS

This set of frequently asked questions is provided to shareholders of Union Bankshares Company (“Union Bankshares”) by Camden National Corporation (“Camden”). It answers frequently asked questions, briefly describes your options and provides information and instructions on how to make your election and submit your certificates representing shares of Union Bankshares common stock. We urge you to read the “Instructions for Completing Election Form and Letter of Transmittal” carefully and review the Frequently Asked Questions below, as well as the Proxy Statement/Prospectus dated October 23, 2007 (the “Proxy Statement/Prospectus”), which you received previously in connection with Union Bankshares’ special meeting of shareholders to be held on November 29, 2007.

If you have additional questions after reading this material, you should contact Camden’s Information Agent, Georgeson Inc. (the “Information Agent”) at (866) 651-3212. You may also contact Sally Hutchins, Clerk of Union Bankshares, at (207) 667-2504.

1.	What is the Election Form and Letter of Transmittal?

The enclosed Election Form and Letter of Transmittal is being mailed to each shareholder holding Union Bankshares stock certificates. The Election Form and Letter of Transmittal does two things. First, it lets us know your preferred form of payment for your shares of Union Bankshares common stock (i.e., shares of Camden common stock and/or cash). Second, it allows you to surrender your certificates for Union Bankshares common stock in order to receive payment for the shares of Union Bankshares common stock you own. If you also hold shares with a brokerage firm, you will receive election instructions from that firm.

2.	How do I complete the “Election Form and Letter of Transmittal”?

The Election Form and Letter of Transmittal is divided into Boxes A through H. Detailed instructions for completing each Box are set forth in the “Instructions for Completing Election Form and Letter of Transmittal.” If you have any questions or need assistance to complete the Election Form and Letter of Transmittal, please contact the Information Agent at (866) 651-3212.

When completed, please send the Election Form and Letter of Transmittal to Computershare Trust Co., Inc. (the “Exchange Agent”) in the enclosed envelope along with your certificates for your shares of Union Bankshares common stock, and any additional documentation that may be required, so that you can make your election to receive cash, shares of Camden common stock or a combination of cash and shares of Camden common stock. For shares held in book-entry form in Union Bankshares’ Dividend Reinvestment Plan, no delivery of certificates is required. If you do not have the envelope, you may send the Election Form and Letter of Transmittal and any additional documentation to: Computershare Trust Co., Inc., c/o Corporate Actions, P.O. Box 859208, Braintree, MA 02185-9208. Please do not return any documents to Union Bankshares or Camden.

If you are mailing stock certificates, we recommend that they be sent (using the return envelope provided) registered mail, properly insured, with return receipt requested. Until your Union Bankshares stock certificates are actually received by the Exchange Agent, you hold title to the certificates and you bear the risk of loss.

If you need to submit the Notice of Guaranteed Delivery, it may be mailed to the Exchange Agent with your Election Form and Letter of Transmittal, or the institution completing and executing the Notice of Guaranteed Delivery may fax it to the Exchange Agent at (781) 930-4900. Please see Instruction A(3) of the “Instructions for Completing Election Form and Letter of Transmittal” for additional information on the Notice of Guaranteed Delivery.

3.	What happens if I do not return an Election Form and Letter of Transmittal or miss the Election Deadline?

If you do not respond prior to 5:00 p.m., New York City Time, on December 20, 2007, you will be deemed to have made “No Election” which means you will receive shares of Camden common stock and/or cash in exchange for your shares of Union Bankshares common stock, as determined according to the proration procedures in the merger agreement, such that 40% of the shares of Union Bankshares common stock outstanding prior to the merger will be converted into cash, and 60% of the shares of Union Bankshares common stock outstanding prior to the merger will be converted into Camden common stock. Also, until you submit your certificates for shares of Union Bankshares common stock, the cash and/or shares of Camden common stock cannot be sent to you.

4.	Am I guaranteed to receive what I ask for on the election form?

Camden cannot ensure that all Union Bankshares shareholders will receive their election choices. The merger agreement provides that 60% of the outstanding shares of Union Bankshares common stock will be exchanged for Camden common stock and 40% of the outstanding shares of Union Bankshares common stock will be exchanged for cash. Camden will attempt to comply with the election requests of Union Bankshares shareholders. However, if shareholders owning more than 40% of the outstanding shares of Union Bankshares common stock elect to receive cash, the number of shares of Union Bankshares common stock that will be exchanged for cash will be reduced on a pro rata basis. If shareholders owning more than 60% of the outstanding shares of Union Bankshares common stock elect to receive shares of Camden common stock, the number of shares of Union Bankshares common stock that will be exchanged for Camden common stock will be reduced on a pro rata basis.

5.	When can I expect to receive my Camden stock certificates or cash?

We anticipate that your merger consideration will be sent no later than ten (10) business days after the effective date of the merger, assuming that you have submitted a completed “Election Form and Letter of Transmittal” along with your Union Bankshares stock certificate(s). The effective date of the merger is anticipated to be in January, 2008.

6.	What if I cannot locate some or all of my stock certificate(s)?

If some or all of your certificate(s) representing shares of Union Bankshares common stock has(have) been lost, stolen or destroyed, you should contact Union Bankshares at 1-800-432-1592. You will then be forwarded additional documentation necessary to effectively surrender your lost, stolen or destroyed certificates. You may also visit the Main Office of Union Bankshares at 66 Main Street in Ellsworth, Maine to complete the required documentation in person. You must complete these additional documents and pay for an indemnity bond in the amount of 1% of the market value of the lost, stolen or destroyed certificates in order to receive your share of the merger consideration. You may complete and return the Election Form and Letter of Transmittal with respect to any and all shares of Union Bankshares common stock for which you have the certificates.

7.	Will I have to pay taxes on the proceeds if my shares are exchanged?

You should refer to the discussion under the caption “Material Federal Income Tax Consequences” in the Proxy Statement/Prospectus. Because individual circumstances may differ, you should consult your tax advisor for a complete understanding of the tax effects of the merger to you, including the application and effect of foreign, state, local or other tax laws.

8.	Are there any fees associated with the exchange?

There are no fees associated with the exchange unless your certificates representing shares of Union Bankshares common stock have been lost, stolen or destroyed or you request a check or certificate representing Camden common stock in a name(s) other than your name.

9.	How do I change my address on the Election Form and Letter of Transmittal?

Any check for payment of cash consideration or certificates for shares of Camden common stock will be mailed to the address indicated in Box A of the Election Form and Letter of Transmittal, unless instructions to the contrary are given by completing Box H, “Special Delivery Instructions,” on the Election Form and Letter of Transmittal.

10.	What do I do if I want to change the name on my certificate?

For a name change that does not involve a change of ownership, please complete Box G, “Special Issuance Instructions,” on the Election Form and Letter of Transmittal. In addition, your signature must be guaranteed (see Instruction C(3) of the “Instructions for Completing Election Form and Letter of Transmittal”) and Box F must be completed.

11.	What do I do if I want to have my check made payable to someone else?

The certificate(s) representing shares of Union Bankshares common stock must be endorsed by the registered holder(s), or accompanied by an appropriate stock power, with the signature(s) guaranteed (see Instruction C(3) of the “Instructions for Completing Election Form and Letter of Transmittal”) and Box G, “Special Issuance Instructions,” on the Election Form and Letter of Transmittal must be completed.

12.	May I continue to trade my Union Bankshares shares after I surrender my stock certificate(s)?

No. Once you submit your stock certificates, you may no longer trade your shares, though the stock will continue to trade until the merger is effective.

13.	What should I do if I make an election but later want to change it?

If you complete and submit the Election Form and Letter of Transmittal, but later want to change your election, you may do so by completing and submitting to the Exchange Agent a new Election Form and Letter of Transmittal, provided that the new and revised Election Form and Letter of Transmittal is received by the Exchange Agent prior to the Election Deadline, 5:00 p.m. New York City time on December 20, 2007.

14.	Who do I call if I have additional questions?

You may contact the Information Agent, at (866) 651-3212. You may also contact Sally Hutchins, Clerk of Union Bankshares at (207) 667-2504.